Exhibit 99.1

XCHG Limited Files 2024 Annual Report on Form 20-F

HAMBURG, Germany, April 23, 2025--(GLOBE NEWSWIRE)–XCHG Limited (“XCharge” or the “Company”), (NASDAQ: XCH), a global leader in integrated EV charging solutions, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2024 with the Securities and Exchange Commission (the "SEC") on April 23, 2025. The annual report, which contains the Company’s audited consolidated statements, can be accessed on the SEC's website at https://www.sec.gov and on XCharge's investor relations website at https://investors.xcharge.com/.

The Company will provide a hard copy of its annual report, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to ir@xcharge.com or Investor Relations Department at XCHG Limited, XCharge Europe GmbH, Heselstücken 18, 22453 Hamburg, Germany.

About XCharge

XCharge (NASDAQ: XCH), founded in 2015, is a global leader in integrated EV charging solutions. The company offers comprehensive EV charging solutions, which primarily include DC fast chargers and advanced battery-integrated DC fast chargers as well as their accompanying services. Through the combination of XCharge’s proprietary charging technology, energy storage system technology and accompanying services, the Company enhances EV charging efficiency and unlocks the value of energy storage and management. Committed to providing innovative and efficient EV charging solutions, XCharge is actively working toward establishing a global green future that is critical to long-term growth and development.

For more information, please visit: https://investors.xcharge.com/

For investor and media inquiries, please contact:

XCharge

IR Department

Email: ir@xcharge.com

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Jenny Cai

Tel: +86 (10) 6508-0677

Email: XCharge@tpg-ir.com